EXHIBIT 99.1

Qiao Xing Universal Telephone Inc.’s CECT Mobile Phones Named as
Outstanding Brand Name product in China

Huizhou, China —May 22, 2003 — Qiao Xing Universal Telephone Inc. (NASDAQ: XING), the second largest telephone manufacturer in China, announced that the CECT brand mobile phones produced by its subsidiary, CEC Telecom Ltd., have been named as one of the ten “Outstanding Brand Name” domestic mobile phones in China by the China Electronic News Agency, and Sai Di Consulting Company, and that Ms. Xue Chen, Executive CEO of CECT, has been named as one of the “Influential Personalities for Promotion of Domestic Mobile Phones”.

According to the China Electronics News, a daily sponsored by the Ministry of Information Industry of China, foreign brands are losing their dominance in the mobile phone market in China in recent years. In 2002, Chinese brands had successfully captured about 30% of the market and the YTD statistics for 2003 is approximately 50%. Chinese brands are becoming the mainstream products in mobile phone market and the “Ten Outstanding Brand Name” result should further strengthen the competitive edge of the Chinese brands.

Mr. Ruilin Wu, Chairman of XING, said, “We are so pleased that our subsidiary’s CECT brand is selected as one of the ten ‘Outstanding Brand Name’. This is an excellent reward for all the efforts our CECT staff have put forward and further proof of popularity of our mobile phones in the market. Despite the relatively short history of CECT, it has, and will continue to, develop mobile phones that will appeal to customers of different ages and personalities because they are produced with the most advanced technology, delicate design and unique product image. As with its Q200 series, we believe the C600 series and Smart Pones with embedded Intel200M X-Scale CPU will be very well received. CECT is definitely becoming one of the top mobile phone producer here in China.”

About Qiao Xing Universal Telephone Inc.

In August 1995, Qiao Xing became one of the largest and the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces over 200 models of corded and cordless telephones and distributes such products through an extensive network of more than 3,500 retail stores throughout China. In May 2002, Qiao Xing acquired a 65% interest in CEC Telecom Ltd., one of the eleven manufacturers who have licenses to manufacture and sell both GSM and CDMA mobile phones in China. CEC Telecom Ltd. has been expanding at a tremendous pace. A sale of 3.5 million pieces has been targeted for 2003. As of today, it has also successfully established a network of over 160 wholesale distributors to sell the CECT branded mobile phones in 27 provinces and municipalities throughout China.

Forward-Looking Statements

This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

Source

Qiao Xing Universal Telephone Inc.

Contacts
Qiao Xing Universal Telephone Inc.
rickxiao@qiaoxing.com
86752-2820268

Stanford Capital International Ltd.
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